SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

736233206
(CUSIP Number)

January 2, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jack Chester Porter, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,131

	6	SHARED VOTING POWER
639,734

	7	SOLE DISPOSITIVE POWER
4,131

	8	SHARED DISPOSITIVE POWER
639,734

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
643,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.66%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jennifer Elizabeth Porter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,132

	6	SHARED VOTING POWER
639,734

	7	SOLE DISPOSITIVE POWER
1,132

	8	SHARED DISPOSITIVE POWER
639,734

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
640,866

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.61%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
342,587

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
342,587

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
342,587

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
296,877

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
296,877

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
296,877

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.92%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

Porter Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2500 Eastpoint Parkway, Louisville, KY 40223

Item 2(a).	Name of Person Filing:

(i) Jack Chester Porter, Jr.

(ii) Jennifer Elizabeth Porter

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 318 S. Buckman Street, Shephardsville, Kentucky 40165.

Item 2(c).	Citizenship:

Jack Chester Porter, Jr. - United States
Jennifer Elizabeth Porter - United States
J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - Kentucky
J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - Kentucky

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

736233206

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)
Amount beneficially owned:

(i) Jack Chester Porter, Jr. - 643,865

(ii) Jennifer Elizabeth Porter - 640,866

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 342,587

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 296,877

(b)
Percent of class:

(i) Jack Chester Porter, Jr. - 10.66%

(ii) Jennifer Elizabeth Porter - 10.61%

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 5.67%

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 4.92%

(c)	Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote:

(i) Jack Chester Porter, Jr. - 4,131

(ii) Jennifer Elizabeth Porter - 1,132

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 0

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 0

(ii)
Shared power to vote or to direct the vote:

(i) Jack Chester Porter, Jr. - 639,734

(ii) Jennifer Elizabeth Porter - 639,734

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 342,587

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 296,877

(iii)
Sole power to dispose or to direct the disposition of:

(i) Jack Chester Porter, Jr. - 4,131

(ii) Jennifer Elizabeth Porter - 1,132

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 0

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 0

(iv)
Shared power to dispose or to direct the disposition of:

(i) Jack Chester Porter, Jr. - 639,734

(ii) Jennifer Elizabeth Porter - 639,734

(iii) J. Chester Porter Trust Fund A U/A dated 3/17/03 Amended & Restated 1/24/13 - 342,587

(iv) J. Chester Porter Trust Fund B U/A dated 3/17/03 Amended & Restated 1/24/13 - 296,877

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January __, 2018

By:	/s/ Jack Chester Porter, Jr.
Name: Jack Chester Porter, Jr.

By:	/s/ Jennifer Elizabeth Porter
Name: Jennifer Elizabeth Porter

J. CHESTER PORTER TRUST FUND A U/A DATED 3/17/03 AMENDED & RESTATED 1/24/13

By:	/s/ Jack Chester Porter, Jr.
Name: Jack Chester Porter, Jr.
Title: Co-Trustee

J. CHESTER PORTER TRUST FUND B U/A DATED 3/17/03 AMENDED & RESTATED 1/24/13

By:	/s/ Jack Chester Porter, Jr.
Name: Jack Chester Porter, Jr.
Title: Co-Trustee